

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Emanuele Lauro
Chief Executive Officer
Scorpio Tankers Inc.
9 Boulevard Charles III
Monaco 98000

> **Re:** **Scorpio Tankers Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 1-34677**

Dear Mr. Lauro:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4
If our vessels call on ports located in countries that are subject to sanctions…, page 10

1. You disclose that none of your vessels have called on ports located in Iran, Syria, Sudan or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State, but in the future, your vessels may call on ports in these countries from time to time on charterers' instructions. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in the above-referenced countries.

2. You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common stock.

It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with state sponsors of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Edward Horton, Esq.
Seward & Kissel LLP

Max Webb
Assistant Director
Division of Corporation Finance